UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): July 19, 2022

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Property Under Contract

Elevate.Money REIT I, Inc. (the “Company”) announced today that on June 10, 2022, it had entered into a contract with Pops Mart Fuels, LLC, a North Carolina LLC to purchase a property containing a Shell USA, Inc. branded fuel station and convenience store near Columbia, South Carolina (the “South Carolina Shell Property”). The Company anticipates consummating the purchase of the South Carolina Shell Property later in July, subject to customary due diligence and closing contingencies. The purchase price for the South Carolina Shell Property is approximately $1.9 million, exclusive of closing costs. The Company anticipates financing the purchase with proceeds from the offering of its common stock pursuant to Regulation A, a possible draw on the Company’s acquisition line of credit provided by its Advisor, Elevate.Money, Inc., in an amount (if any) determined shortly before the close of escrow, and a short term secured bridge loan from Dew Claw, LLC, a Nevada limited liability company in the amount of $1.36 million, which the Company intends to replace with a permanent loan prior to year-end 2022. The bridge loan will bear interest at a rate of 7.0% per annum, and have an exit fee equal to 0.125% of the loan balance for each month that the bridge loan is outstanding. The bridge loan will mature twelve months after its funding date (close of escrow). Advances under the line of credit from our Advisor, if any, would bear interest at the rate of 6% per annum on a cumulative, non-compounded basis, and are repayable on March 11, 2023. The purchase will be completed through a limited liability company, wholly-owned by the Company, formed as a special purpose acquisition vehicle for purposes of the acquisition.

The South Carolina Shell Property is currently operated by Pops Mart Fuels, LLC, a seasoned owner and operator of Shell-branded fuel stations and convenience stores. The property houses 12 multi-product fuel dispensers along with a convenience store that is currently undergoing a remodel by the operator. Upon closing, the Company anticipates executing a new 20-year absolute triple net lease with Pops Mart Fuels, LLC with respect to the South Carolina Shell Property, which includes a 1.5% annual rent increase and four 5-year options for renewal. The aggregate annual base rent under the lease will initially be $116,668.

The South Carolina Shell Property had a Underground Storage Tank (UST) leak detected in 1989, which led to the offending tanks being removed and replaced in 1997. The South Carolina Shell Property has been monitored since then, and the Company expects that it will receive a “Conditional No Further Action” letter from the South Carolina Health and Environmental Control during its ownership. The Company also intends to obtain specific UST insurance for the South Carolina Shell Property.

In accordance with the Company’s existing Amended and Restated Real Estate Services Agreement, dated August 31, 2020, with Lalutosh Real Estate Services, LLC (“LRE”), the wholly owned subsidiary of the Company’s advisor and an affiliate of the Company, LRE will receive a 3% acquisition fee for services provided in connection with the acquisition of the South Carolina Shell Property.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS The following exhibits are filed herewith:

Exhibit No.	Description

6.1	Commercial Sales Contract, dated June 10, 2022, by and between Pops Mart Fuels, LLC and Elevate.Money REIT I, Inc.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ HAROLD HOFER
Harold Hofer
Chief Executive Officer

Date: July 19, 2022